Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Sets Quarterly Records for Renaissance System Orders and Revenue

- Anticipates Record Revenue of Approximately $8.8 Million for the Quarter -

CAESAREA, Israel – January 5, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, announced today that it received orders for a record 12 Renaissance systems in the fourth quarter ended December 31, 2015.   In the US, the Company installed eight systems and internationally, it received purchase orders from its distribution partners for four systems, primarily in Asia. For the 2015 full year the Company received 25 orders, plus one upgrade, for its Renaissance system.  This represents a 25% year over year increase compared to 20 systems in 2014.

Based on currently available operating and financial information, the Company expects to report record revenue of approximately $8.8 million for the fourth quarter ended December 31, 2015. For the full year, Mazor expects to report revenue of approximately $26 million compared to revenue of $21.2 million in 2014. The anticipated results in this press release are based on management's preliminary unaudited analysis of financial results for the period.

“The record number of orders we received for the Renaissance system during the fourth quarter of 2015 supports the optimism we have for our potential in the market,” commented Ori Hadomi, Chief Executive Officer.  “During the quarter, we expanded our US presence into new metropolitan areas, such as Philadelphia, and internationally we expanded our presence in Asia and Europe.  In the US, we also penetrated leading academic institutions in Chicago and Miami where the Renaissance will be used in the training of the next generation of neurosurgeons and orthopedic surgeons. As we enter 2016, I believe that the continued execution of our growth strategies, the larger sales footprint, the record utilization, together with the strong data supporting the clinical value of the Renaissance and the commercial launch of our PRO-solutions product lines, will increase the market’s awareness for the Renaissance system. This positions Mazor to accelerate the adoption of the Renaissance as the standard of care and for 2016 to be a growth year for our company.”

Mazor Robotics ended the fourth quarter with 108 Renaissance systems globally, including 64 in the US, the Company’s primary growth market. This compares with 83 global and 46 US systems for the fourth quarter ended December 31, 2014. The Company currently intends to report its complete financial results for the fourth quarter and full year ended December 31, 2015 in late February.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company’s anticipated revenues for the fourth quarter and full year of 2015, the Company’s expectations for 2016, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431